UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces election of new Chief Energy Transition and Sustainability Officer
—

Rio de Janeiro, July 11, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, in a meeting held today, has elected Angélica Garcia Cobas Laureano as Chief Energy Transition and Sustainability Officer, with a term lasting until April 13, 2027, aligned with the term of the other members of the Executive Board.

The nomination was submitted to the company's internal corporate governance procedures, including the necessary compliance and integrity analysis required for the company's succession process.

Angélica Garcia Cobas Laureano has 45 years' experience, including 37 years working for Petrobras, 21 of which are in leadership positions. She worked in Materials, Downstream, Gas and Energy areas, and was president of Gaspetro, a Petrobras subsidiary in partnership with Mitsui Gás S.A., responsible for managing stakes in 19 natural gas distributors in several Brazilian states. After retiring from Petrobras, she worked as a consultant on natural gas projects. She is currently President of Transportadora Brasileira Gasoduto Bolívia-Brasil SA.

With the election of Angélica Laureano, Petrobras' Executive Board will be made up of five women and four men, making it the first time in the company's history that a majority of its members are women, representing a milestone in the diversity of the world's major oil and gas companies and Brazil's major companies, under the leadership of CEO Magda Chambriard.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer